1. Name and Address of Reporting Person
   Toretti, Christine J.
   S.W. Jack Drilling
   P.O. Box 697
   Indiana, PA 15701
   USA
2. Issuer Name and Ticker or Trading Symbol
   S&T Bancorp, Inc. (STBA)
3. IRS or Social Security Number of Reporting Person (Voluntary)
4. Statement for Month/Year
   8/2002
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director                   ( ) 10% Owner
   ( ) Officer (give title below) ( ) Other (specify below)
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

TABLE I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
+---------------------------------+----------+-------------+-----------------------------+----------------+-----------+------------+
|1. Title of Security             |2. Trans- |3. Trans-    |4. Securities Acquired (A)   |5. Amount of    |6. Owner-  |7. Nature   |
|                                 |   action |   action    |   or Disposed of (D)        |   Securities   |   ship    |   of In-   |
|                                 |   Date   |   Code      |                             |   Beneficially |   Form:   |   direct   |
|                                 |          |             |                             |   Owned at     |   Direct  |   Bene-    |
|                                 |  (Month/ |             |                             |   End of       |   (D) or  |   ficial   |
|                                 |   Day/   +-------+-----+-----------+------+----------+   Month        |   Indirect|   Owner-   |
|                                 |   Year)  |Code   |V    |Amount     |A/D   |Price     |                |   (I)     |   ship     |
+---------------------------------+----------+-------+-----+-----------+------+----------+----------------+-----------+------------+
Common Stock                                                                              32098.406        D
Common Stock                                                                              126.185          I           Christine J
                                                                                                                       T/F Joseph
                                                                                                                       Jack
Common Stock                                                                              124.047          I           Christine J
                                                                                                                       T/F Maxwell
                                                                                                                       Jack
Common Stock                       08/16/2002 S             -8992       D      $25.0500                    I           Company
                                                                                                                       Pension Plan
Common Stock                       08/19/2002 S             -3500       D      $25.1700   12492            I           Company
                                                                                                                       Pension Plan
Common Stock                                                                              111400           I           PNC Invest to
                                                                                                                       Benefit
                                                                                                                       Children

TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
+-------------+--------+----------+---------+-----------+---------------------+----------------+----------+--------+-------+-------+
|1.           |2.      |3.        |4.       |5.         |6.                   |7.              |8.        |9.      |10.    |11.    |
|             |        |          |         |           |                     |                |          |Number  |Owner- |       |
|             |        |          |         |           |                     |                |          |of      |ship   |       |
|             |        |          |         |           |                     |                |          |Deriv-  |Form of|       |
|             |        |          |         |           |                     |Title and Amount|          |ative   |Deriv- |       |
|             |        |          |         |           |                     |of Underlying   |          |Secur-  |ative  |Nature |
|             |Conver- |          |         |Number of  |                     |Securities      |          |ities   |Secur- |of     |
|             |sion or |          |         |Derivative |Date Exercisable     +-------+--------+          |Benefi- |ity:   |In-    |
|             |Exercise|          |         |Securities |and Expiration Date  |       |Amount  |          |cially  |Direct |direct |
|             |Price of|Transac-  |Transac- |Acquired(A)|(Month/Day/Year)     |       |or      |          |Owned   |(D) or |Bene-  |
|Title of     |Deriv-  |tion Date |tion Code|Disposed(D)+----------+----------+       |Number  |Price of  |at End  |In-    |ficial |
|Derivative   |ative   |(Month/   +------+--+-----+-----+Date Exer-|Expira-   |       |of      |Derivative|of      |direct |Owner- |
|Security     |Security|Day/Year) |Code  |V |(A)  |(D)  |cisable   |tion Date |Title  |Shares  |Security  |Month   |(I)    |ship   |
+-------------+--------+----------+------+--+-----+-----+----------+----------+-------+--------+----------+--------+-------+-------+
Stock Options  $9.5                                                 12/19/2004 Common                      5000     D
(Right to buy)                                                                 Stock
Stock Options  $13.125                                              12/18/2005 Common                      5000     D
(Right to buy)                                                                 Stock
Stock Options  $15.4375                                             12/16/2006 Common                      5000     D
(Right to buy)                                                                 Stock
Stock Options  $19.8125                                             12/18/2010 Common                      5000     D
(Right to buy)                                                                 Stock
Stock Options  $20.375                                              12/15/2007 Common                      5000     D
(Right to buy)                                                                 Stock
Stock Options  $22.875                                              12/20/2009 Common                      5000     D
(Right to buy)                                                                 Stock
Stock Options  $24.4                                                12/17/2011 Common                      5000     D
(Right to buy)                                                                 Stock
Stock Options  $27.75                                               12/21/2008 Common                      5000     D
(Right to buy)                                                                 Stock

Explanation of Responses:

SIGNATURE OF REPORTING PERSON
/s/ Christine J. Toretti

DATE
08/30/2002